August 22, 2023

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Johnson Mutual Funds; File Nos. 333-273154

Dear Ms. DiAngelo Fettig:

On July 6, 2023, Johnson Mutual Funds Trust (the “Trust” or “Registrant”) filed a Registration Statement under Form N-14 (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”) on behalf of Johnson Fixed Income Fund (the “Fund”).

The Trust has further revised the disclosure in the Registration Statement in response to comments given by you via telephone to Andrew Davalla on August 17, 2023. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. Please update the capitalization table to provide information as of July 31, 2023.

Response: The requested revision has been made. Please see the revisions below.

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If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla

cc: JoAnn M. Strasser